NEWS RELEASE

Lithium Argentina Expands Cauchari-Olaroz Resource Estimate; Supports Stage 2 Development Plan

March 11, 2026 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) announced today an updated mineral resource and reserve estimate ("Updated Estimate") on the Cauchari-Olaroz brine operation ("Cauchari-Olaroz") in Jujuy Province, Argentina.

The Updated Estimate was completed by Aquatec and Groundwater Insight, Inc. with an effective date of December 31, 2025, focused on expanding the resource footprint, incorporating production data and utilizing a basin-wide hydrological model designed to support the Cauchari-Olaroz Stage 2 development plans. Expanding on the Stage 1 operating capacity of 40,000 tonnes per annum ("tpa") of lithium carbonate equivalent ("LCE"), Stage 2 targets an additional 45,000 tpa of LCE. The Company plans to file a technical report ("Technical Report") including the Updated Estimate during March 2026.

Highlights:
  Increased Measured and Indicated ("M&I") resource estimate by 42% to 28.1 Mt of LCE
    Updated M&I resource with an average grade of 562 mg/L lithium (up from 19.9 Mt LCE at 592 mg/L previously)
    Inferred resource increased to 9.6 Mt LCE at an average grade of 567 mg/L lithium (up from 4.7 Mt LCE at 592 mg/L previously)
  Updated Estimate incorporates additional drilling and basin wide hydrological model
    Expanded resource footprint with new drilling, extending the resource area by approximately 20 km south of previous resource footprint
    Incorporates production well sampling data and results of a basin-wide hydrological model to support the Stage 2 development plan
  Reserve model aligns with Stage 1 production and reaffirms project life
    Reserves updated to align with Stage 1 production of 40,000 tpa over a 35-year operating period (2026-2060), consistent with the original 40-year project life after accounting for brine inventory and production to date
  Advancing Stage 2 development plan targeting additional capacity of 45,000 tpa LCE
    The Incentive Regime for Large Investments ("RIGI") application for Stage 2 and environmental permits to support additional production capacity were both filed in December 2025
    Results of an updated Stage 2 development plan are expected in mid-2026

Sam Pigott, CEO of Lithium Argentina, commented:

"With Cauchari-Olaroz Stage 1 continuing to perform exceptionally well - operating near capacity with costs under $6,000 per tonne - we are increasing our focus on our next phase of growth. The Updated Estimate at Cauchari-Olaroz, combined with Pozuelos-Pastos Grandes, provides one of the largest scale and highest-quality lithium brine portfolios globally. Having the right resource base is the first step; moving forward, our priority is to de-risk our growth pipeline by securing the RIGI, obtaining necessary permits and finalizing the Stage 2 development plan that leverages Stage 1 while incorporating new technologies to drive further operational efficiencies.

"Our vision is to build on this strong operational foundation targeting a combined capacity of over 200,000 tpa LCE across northern Argentina. As we work toward this goal, we remain firmly committed to a disciplined approach to capital allocation, ensuring that every step in our growth pipeline is directly tied to creating tangible, long-term shareholder value."

NEWS RELEASE

Mineral Resource Estimate

The Updated Estimate supports Cauchari-Olaroz' large-scale and high-quality lithium brine resource. Total M&I resources increased LCE estimates by 42% compared to the 2019 estimate, including a significant increase in Measured resources reflecting additional drilling, incorporation of operating data, increased resource area and basin-wide hydrogeological modeling. The improved geological and aquifer understanding strengthens confidence in the resource base and supports the ongoing development planning for Stage 2.

The Updated 2026 Mineral Resource and the 2019 Mineral Resource for Cauchari-Olaroz, on a 100% basis, are summarized in the table below. Please see Appendix for the 2016 and 2019 Mineral Resource Estimate.

Category	Cauchari-Olaroz 2019		Cauchari-Olaroz 2026		Change
	Li (mg/L)	LCE (Mt)	Li (mg/L)	LCE (Mt)	LCE (%)
Measured	591	3.6	557	16.8	367%
Indicated	592	16.3	571	11.3	-31%
Total M&I	592	19.9	562	28.1	42%
Inferred	592	4.7	567	9.6	104%

Notes:

1. A lithium grade cutoff of 300 mg/L is used to define the Mineral Resource Estimates in both 2019 and 2026.

2. The independent Qualified Person for the 2026 Mineral Resource Estimate is Mark King, PhD. PGeo, FGC.

3. The independent Qualified Person for the 2019 Mineral Resource Estimate was Mr. Daniel S. Weber, P.G., RM-SME.

4. Mineral Resources are also expressed in the industry standard Lithium Carbonate Equivalent (LCE = Lithium × 5.323).

5. The mass of lithium produced from 2018-2025 period (52,786 t = 280,982 t LCE) has been removed from the 2026 Mineral Resource Estimate.

6. The 2019 Mineral Resource Estimate has an effective date of May 7, 2019.

7. The 2026 Mineral Resource Estimate has an effective date of December 31, 2025.

8. The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

9. Long-term lithium carbonate price assumed for the evaluation of the Mineral Resources is $18,000/tonne.

10. Calculated brine volumes only include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.

11. The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resources definitions and best practice guidelines (2012 and 2014).

12. Comparisons of value may not add due to rounding of numbers and the differences caused by use of averaging methods.

13. The mineral resources are presented on a 100% basis.

14. See 2019 and 2026 Mineral Resource Estimate Table in the Appendix.

NEWS RELEASE

Cauchari-Olaroz Location (Left) and Mineral Resource Extent (Right) Maps

NEWS RELEASE

Mineral Reserve Estimate

The Technical Report includes an updated Mineral Reserve estimate of 1.4 Mt of LCE reflecting the existing Stage 1 operation plan with a capacity of 40,000 tpa. The project life supports an additional 35-year operating period using the existing production wells from 2026 through 2060 consistent with the previous 40-year project life after incorporating past brine production and existing brine inventory. The estimate incorporates updated hydrogeological modeling and brine production data since 2018, further strengthening confidence in the long-term performance of the basin and supporting continued development.

Proven reserves in the 2026 estimate increased by approximately 45% compared to the 2019 estimate, primarily due to a longer period assigned to proven production, based on improved geological and hydrogeological understanding of the Cauchari-Olaroz system. Total Proven and Probable reserves decreased by approximately 28%, as the updated estimate reflects only the brine required to support the Stage 1 operation of 40,000 tonnes per year of LCE over a 40-year mine life. The 2019 Reserve estimate assumed a higher production capacity of 48,800 tonnes per year of LCE, a larger wellfield, and the full 40-Year production period (part of which has now passed) resulting in a larger reserve base at that time1. The 2026 Reserve estimate excludes any production associated with a potential Stage 2 expansion or production capacity beyond Stage 1. Results from the basin-wide hydrological model and the updated Mineral Resource estimate will be incorporated into the Stage 2 development plan, with an update targeted for mid-2026.

The updated Mineral Reserve for Cauchari-Olaroz, on a 100% basis, is summarized in the table below.

Category	Cauchari-Olaroz 2026
	Production Period (Yr)	Brine Pumped (m3)	Average Li Concentration (mg/L)	Lithium Metal (tonnes)	LCE (Mt)
Proven	0 through 10	227,782,565	588	75,315	0.4
Probable	11 through 35	526,320,091	572	190,463	1.0
Total P&P	35	754,102,655	580	265,779	1.4

Notes:

1. The 2026 Mineral Reserve Estimate has an effective date of January 1, 2026.

2. The 2026 Mineral Reserves were estimated using 63.0 % of process efficiency.

3. The independent Qualified Person for the 2026 Mineral Reserves Estimate is Mark King, PhD PGeo., FGC.

4. Long-term lithium carbonate price assumed for the evaluation of the 2026 Mineral Reserves is $18,000/tonne. Operating costs are estimated at $5,411/tonne.

5. LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.

6. The values in the columns for "Lithium Metal" and "LCE" above are expressed as total contained metals.

7. The Production Period is inclusive of the start of the Year 0 (January 1, 2026).

8. The average lithium concentration is weighted by per well simulated extraction rates.

9. Values may not sum exactly, due to rounding of numbers and the differences caused by use of averaging methods. A lithium grade cutoff of 300 mg/L is used to define the Mineral Reserve Estimates in 2026.The estimate of Mineral Reserves may be materially affected by legal, political, environmental, or other risks.

1 See NI 43-101 technical report titled "NI 43-101 Technical Report - Operational Technical Report at the Cauchari-Olaroz Salars, Jujuy Province, Argentina" with an effective date of February 27, 2026 available under the Company's SEDAR+ profile.

NEWS RELEASE

Next Steps
  Stage 2 Permitting: Environmental permits have been submitted to support an expansion targeting 45,000 tpa of lithium carbonate capacity, providing additional flexibility as the Company advances development planning.
  RIGI Application for Stage 2: Submitted in December 2025, with approval expected in the first half of 2026, which would enhance the fiscal and economic conditions of Stage 2.
  Stage 2 Development Plan: A Stage 2 Scoping Study is expected to be completed by mid-2026, incorporating the Updated Estimate into future expansion plans.
  Ongoing Technical Optimization: The Company continues to advance hydrogeological modeling, wellfield optimization and processing improvements to further support long-term production planning and potential expansion scenarios.
Scientific & Technical Information and Qualified Persons

Dr. Mark King was engaged as qualified person to prepare the 2026 Mineral Resource Estimate and 2026 Mineral Reserve Estimate, including the mineral resource and reserve estimation in brine for Cauchari-Olaroz in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012), National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and SK-1300.

The scientific and technical information in this news release has been reviewed and approved by the independent qualified persons ("QPs") listed below, each of whom is a "qualified person" as defined in NI 43-101.

  David Burga, P.Geo.
  Mark King, PhD. PGeo., FGC
Report Filing

The Company will file a technical report prepared in accordance with NI 43-101 with respect to the foregoing resource and reserve estimate on SEDAR+ (http://www.sedarplus.ca and on the Company's website (http://www.lithium-argentina.com) within 45 days of this news release.

For U.S. reporting purposes, the Company intends to furnish this news release on Form 6-K and to file a Technical Report Summary (TRS) prepared in accordance with Subpart 1300 of Regulation S-K. The TRS will be prepared by, or under the supervision of, a qualified person as defined in S-K 1300 and will summarize the material scientific and technical information supporting the mineral resource estimate.

NEWS RELEASE

Appendix

Summary of 2019 Lithium Mineral Resource Estimate for Lithium
Classification	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium (tonnes)	LCE (tonnes)
Measured Resource	1.07E+10	1.13E+09	591	667,800	3,554,700
Indicated Resource	4.66E+10	5.17E+09	592	3,061,900	16,298,000
Measured + Indicated	5.73E+10	6.30E+09	592	3,729,700	19,852,700
Inferred	1.33E+10	1.50E+09	592	887,300	4,722,700

Notes:

1. The 2019 Mineral Resource Estimate has an effective date of May 7, 2019, and includes  the 2019 HSU model. The Resource Evaluation Area, initial lithium concentrations, and a lithium grade cut-off of greater than or equal to 300 mg/L parameters remained the same as the 2019 Mineral Resource Estimate given in LAC (2019).

2. The independent Qualified Person for the 2025 Mineral Reserves Estimate was Mr. Daniel S. Weber, P.G., RM-SME.

3. The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

4. The independent Qualified Person for the 2019 Mineral Resource Estimate has been prepared by Mr. Daniel S. Weber, P.G., RM-SME,

5. Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.

6. The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

7. Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

8. Lithium carbonate equivalent ("LCE") is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium reported.

NEWS RELEASE

Summary of 2026 Lithium Mineral Resource Estimate(1-9)
Resource Classification	Aquifer volume (m3)	Brine Drainable Volume (m3)	Average Lithium concentration (mg/L)	Li (tonnes)	LCE (tonnes)
Measured	5.94E+10	5.89E+09	557	3,164,540	16,844,844
Indicated	3.87E+10	3.82E+09	571	2,122,708	11,299,172
Measured + Indicated	9.81E+10	9.71E+09	562	5,287,247	28,144,016
Inferred	2.77E+10	3.24E+09	567	1,806,125	9,614,004

Notes:

1. A lithium grade cutoff of 300 mg/L is used to define the Mineral Resource.

2. Mineral Resources are also expressed in the industry standard Lithium Carbonate Equivalent (LCE = Lithium × 5.323).

3. The mass of lithium produced from 2018-2025 period (52,786 t = 280,982 t LCE) has been removed from the Mineral Resource.

4. The independent Qualified Person for the 2026 Mineral Resource Estimate is Mark King, PhD PGeo, FGC.

5. The Effective Date of the Mineral Resource Estimate is December 31, 2025.

6. The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

7. Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.

8. The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).

9. Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

10. The Mineral Resources are presented on a 100% basis

11. Mineral Resources reported are inclusive of Mineral Reserves.

12. The estimate of Mineral Resources may be materially affected by legal, political, environmental, or other risks.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker "LAR".

Cauchari-Olaroz is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com

NEWS RELEASE

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters:  the timing of the filing of the Technical Report; mineral resource and reserve estimates; the impacts of the increase in resources and reserves on the Company's growth strategy and for staged capacity expansions at Cauchari-Olaroz; the timing and amount of future production, capacity and anticipated costs; expectations with respect to Stage 2 and the timing for a scoping study thereof; global production estimates; and permitting and expectations related to the Company's RIGI application.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and Ganfeng Lithium Group Co. Ltd.; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina including the Company's RIGI application; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company's projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

NEWS RELEASE

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.